Trader.com reports strong revenue growth in Q1 2001: Consolidated revenues increased by 17% versus Q1 2000

Amsterdam, The Netherlands – April 26, 2001 - Trader.com N.V., a global leader in classified advertising, releases today its first quarter 2001 revenues (unaudited).

Strong revenue growth

In € millions	1st Quarter 2001	1st Quarter 2000	Growth	Of which organic
Print revenues	91.1	80.0	+ 14%	+ 5 %
Online revenues	5.3	2.6	+ 104%	+ 98%
Consolidated Revenues	**96.4**	**82.6**	**+ 17%**	**+ 9%***

excluding 1% negative exchange rate impact

In the first quarter 2001, consolidated revenues increased by 17% to €96.4 million vs. €82.6 million in the first quarter of 2000. Organic growth was 9% excluding a 1% negative exchange rate impact.

Print revenues increased by 14%:
- Print revenues increased by 14% to €91.1 million vs. €80.0 million in the first quarter of 2000 with organic growth of 5% excluding a 1% negative exchange rate impact.
- By geographic region, print revenues increased in Europe by 18% to €53.8 million, in North America by 13% to €24.6 million, in Australasia by 5% to €9.3 million, and in South America by 1 % to €3.4 million.
- By channel, revenues increased for display advertising by 13% to €35.6 million, for professional classified ads by 29% to €13.5 million, for private classified ads by 12% to €11.7 million, for circulation by 10% to €26.0 million, and for services and other by 13% to €4.3 million.

Online revenues doubled:
- Online quarterly revenues more than doubled to €5.3 million as compared to €2.6 million for the same quarter of last year. They show a slight decrease versus €5.4 million in the fourth quarter of 2000. This is explained by a drop in banner ad revenue (a decrease of €0.5 million to €0.7 million) offset by the growth in listings and professional solutions (a dealer inventory solution).
- Development was principally led by Canada and France, which represent 26% and 25% of online revenues respectively.
- By channel the principal sources of revenue were listings with €2.4 million (45%), professional solutions with €1.7 million (32%) and banner ads with €0.7 million (13%).
- Web traffic increased from 135 million page views in December 2000 to 150 million page views in March 2001.

Q1 results on track with 2001 expectations

- Management confirms its expectations of double-digit revenue growth and consolidated EBITDA of €50 million for 2001.
- Trader.com is pursuing a strategy focused on two core content categories, vehicles and real estate, to strengthen its local market leadership. The company continues to develop its integrated business plan by driving growth in its two main distribution channels: print and online.

Commenting on these results, Didier Breton, Chief Operating Officer of Trader.com, said: *"We are very pleased with our first quarter results. The impact of our previously announced restructuring measures, which have now been completed, and of our refocused strategy, have already led to strong improvement in margins. We thus reconfirm our expectations of double-digit revenue growth and consolidated EBITDA of €50 million for 2001".*

John H. MacBain, President and Chief Executive Officer of Trader.com, added : *"We are doing what we told the market we would do. Our first quarter results confirm this".*

Key developments

France: La Centrale, the market leader for the sale of used cars in France, redesigned its publication and website layout. La Centrale also launched new consumer offers, such as La Centrale Interactive, a new interactive television service hosted by TPS (interactive satellite television provider).

Spain: In order to satisfy a growing demand for display advertising space, Segundamano, our leading Spanish publication, reinforced its presence in the market by increasing its frequency from 3 to 5 editions per week. Furthermore, Segundamano now offers both in its publication and on its website, a new warranty for vendors and buyers of real estate properties, in partnership with a preeminent insurance company.

Italy : Secondamano is pursuing its regional expansion with the launch of a new weekly, Secondamano Bergamo. The website www.secondamano.it now offers online payment solutions to its users as well as Panorama case online, a professional solution dedicated to real estate agents.

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 282 publications (more than 7 million readers per week) and 52 websites in 20 countries (150 million page views per month as of March 2001). Trader.com has over 4,700 employees worldwide, of whom 1,900 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marché (First Market of the Paris Stock Exchange – SICOVAM code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information :

Trader.com
Isabelle Gallemaert
Vice President, Communications
Tel : + 33 1 53 34 52 04
Fax : + 33 1 53 34 50 97
isabelle.gallemaert@trader.com

FRANCE

Investor relations :

Gavin Anderson & Company
Fabrice Baron
Tel: + 33 1 53 83 93 16
Fax: + 33 1 53 83 93 23
fbaron@gavinanderson.fr

Media relations :

Image 7
Marie-Charlotte Czerny
Tel : + 33 1 53 70 74 58
Fax : + 33 1 53 70 74 60
mcc@image7.fr

UK

Investor and media relations :

Gavin Anderson & Company
Graham Prince
Tel: +44 207 456 1469
Fax:+44 207 457 2330
gprince@gavinanderson.co.uk

USA
Investor and media relations :

Gavin Anderson & Company
Scott Tagliarino
Tel : +1 (212) 515 1950
Fax : +1 (212) 515 1919
stagliariono@gavinanderson.com